RULE 424(b)(3)
                                        REGISTRATION NO. 333-42755


                        PRICING SUPPLEMENT NO. 67
                    TO PROSPECTUS DATED January 9, 1998
                     (As Supplemented January 12, 1998)


                         IBM CREDIT CORPORATION
                           MEDIUM-TERM NOTES
                           (Fixed Rate Note)
           (Due from 9 months to 30 years from date of issue)


Designation:  Fixed Rate               Original Issue Date:
  Medium Term Notes Due                  August 13, 1999
  August 13, 2001


Principal Amount:  $100,000,000         Maturity Date:
                                         August 13, 2001


Issue Price (as a percentage of        Regular Record Dates:
Principal Amount):  99.784%            Fifteenth calendar day,
                                       whether or not a
                                       Business Day, prior to
                                       the corresponding
                                       Interest Payment Date.

Interest Rate: 6.40%                   Interest Payment Dates:
                                       Semiannually, on the 13th of
                                       February and August, commencing
                                       February 13, 2000

                                       Redemption Provisions:  None


Commission or Discount (as             Denominations: $1,000 and
a percentage of Principal              integral multiples  of $1,000
Amount): 0.216%                        in excess of such amount.


CUSIP:  449 22Y AM0


Form:[X] Book-Entry
     [ ] Certificated

INTRODUCTION

     This is a Pricing Supplement. It describes the Fixed Rate Notes being issued under the Medium Note Program of IBM Credit Corporation. This document adds to, or 'supplements' the description of the Notes referred to in the accompanying Prospectus Supplement and Prospectus. It does so by providing specific information about the Notes issued in this particular transaction. This Pricing Supplement also amends the Prospectus Supplement and Prospectus to the extent that the description of the Notes in this Pricing Supplement is different from the terms which are set forth in the Prospectus Supplement and Prospectus.


INTEREST

     Interest on the Notes will be calculated based on a year of 360 days consisting of 12 months of 30 days each.

     If any payment of principal or interest is due on a day that is not a Business Day, that payment may be made on the next day which is a Business Day. No additional interest will accrue as a result of the delay in payment. For purposes of this offering, the term "Business Day" means each day on which commercial banks and foreign exchange markets settle payments in The City of New York. We have capitalized a number of terms in this document. If you do not see a definition for those terms in this document, those terms will have the meanings which we have already given to them in the Prospectus Supplement and the Prospectus.


REDEMPTION

     The Notes are not redeemable by the Company.



PLAN OF DISTRIBUTION

     The Notes will be sold to Salomon Smith Barney Inc. at the Issue Price set forth at the top of this Pricing Supplement. They in turn, will resell the Notes to investors at varying prices, which prices may be subject to prevailing market conditions at the time of resale.


Dated:  August 10, 1999